Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

February [ ], 2020

VIA EDGAR TRANSMISSION

Ms. Jennifer Hardy
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Jensen Global Quality Growth Fund (S000067414)

Dear Ms. Hardy:

This correspondence responds to your oral comments of January 24, 2020 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 709 to its registration statement, filed on behalf of its series, the Jensen Quality Value Fund (the “Quality Value Fund”) and Jensen Global Quality Growth Fund (the “Global Quality Growth Fund” or the “Fund”). PEA No. 709 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on October 15, 2019 for the purpose of registering new Class Y shares of the Quality Value Fund, and registering the Global Quality Growth Fund as a new series of the Trust. The Trust notes that, with respect to the registration of Class Y shares of the Quality Value Fund, it previously submitted responses to your oral comments received on November 27, 2019 regarding PEA No. 709 under separate cover filed on December 20, 2019 and January 10, 2020, following which it filed PEA No. 716 to its registration statement on January 15, 2020 pursuant to Rule 485(b) under the 1933 Act. The Staff’s comments and the Trust’s responses have therefore been revised or removed entirely, as applicable. The Trust notes that, with respect to the registration of the Global Quality Growth Fund, it previously submitted responses to your oral comments received on November 27, 2019 regarding PEA No. 709 under separate cover filed on January 9, 2020.

For your convenience in reviewing the Trust’s responses to your oral comments of January 24, 2020, your comment is included in bold typeface immediately followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

The Trust’s responses to your comments are as follows:

Prospectus

1.	Staff Comment: If the Fund’s shares are sold through an insured depository institution, please include disclosure required by Form N-1A Item 4(b)(1)(iii).

Response: The Trust responds by supplementally confirming that the Fund’s shares are not sold through an insured depository institution.

2.
Staff Comment: Please supplementally explain the Adviser’s process for evaluating environmental, social and governance factors. Please state how they are assessed and weighted in determining how to buy and sell securities.

Response: The Trust responds supplementally by explaining that the Adviser considers how companies in the Fund’ investment universe value environmental, social and governance (“ESG”) issues and manage them in a way that mitigates their business risk and enhances shareholder value. The Adviser may exclude certain companies in the Fund’ investment universe it deems to be a participant in an industry that does not appropriately mitigate risk nor enhance shareholder wealth, as determined through an ESG lens. For example, the Adviser tends to not invest in pure defense contractors or tobacco companies.

The Adviser has developed proprietary metrics based on third party ESG data and included them in its investing process, which enables it to rank and score every company by ESG criteria. The Adviser does not use the scores to make Fund portfolio construction decisions, but rather to consider potential ESG-related risks and opportunities. As part of the research, the Adviser prepares a report that includes an ESG assessment. The assessment is a deeper analysis of the Adviser’s proprietary ESG metrics for a given company as well as inclusion of additional ESG data that may impact the company’s fundamentals that are not captured by the metrics.

3.	Staff Comment: Please consider adding separately captioned risk disclosure for Brexit and Foreign Currency in the Principal Risks section.

Response: The Trust responds by making the requested revisions.

4.	Staff Comment: Please consider updating the Brexit risk disclosure provided in the Trust’s response filed on January 9, 2020 in light of recent events in the United Kingdom.

Response: The Trust responds by updating the Brexit risk disclosure with the following:

Brexit Risk
The United Kingdom withdrew from the European Union (EU) on January 31, 2020 following a June 2016 referendum referred to as “Brexit.” Upon the United Kingdom’s departure from the EU, the United Kingdom entered a transition period until December 31, 2020 during which time a trade deal and other key agreements will be negotiated. Though the ramifications of Brexit will not be fully known for some time, the uncertainty surrounding the United Kingdom’s economy, and its legal, political, and economic relationship with the remaining member states of the EU, may cause considerable disruption in securities markets, including decreased liquidity and increased volatility, as well as currency fluctuations in the British pound’s exchange rate against the U.S. dollar.

5.
Staff Comment: Please consider revising the fourth sentence of the “Fund Expenses” paragraph in the “Management of the Fund – Investment Adviser” section by removing the phrase “subject to the operating expense limitation agreement.”

Response: The Trust responds by making the requested revision.

6.
Staff Comment: Please confirm if redemptions in-kind are pro rata slices of portfolio assets, individual securities, or representative securities baskets (see Item 11(c)(8) of Form N-1A and the SEC adopting release for Rule 22a-4 under the 1940 Act).

Response: The Trust responds by making the following revisions to the redemptions in-kind disclosure (changes shown in underline):

“The Fund generally pays redemption proceeds in cash. However, the Trust has filed a notice of election under Rule 18f-1 under the 1940 Act with the SEC, under which the Trust has reserved the right to satisfy redemption requests in-kind under certain circumstances, meaning that redemption proceeds are paid in liquid securities with a market value equal to the redemption price. If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges when converting the securities to cash. These securities redeemed in-kind remain subject to general market risks until sold. For federal income tax purposes, redemptions in-kind are taxed in the same manner as redemptions made in cash. In addition, sales of such in-kind securities may generate taxable gains. Any redemptions in-kind are generally paid using a pro-rata portion of all liquid securities held by the Fund.”

SAI – Investment Policies, Strategies and Associated Risks - Fundamental Investment Restrictions

7.
Staff Comment: With respect to fundamental investment restriction No. 3, please consider moving the language stating what type of borrowing is permitted under the 1940 Act to the end of the section, rather than including it as part of the limitation.

Response: The Trust responds by supplementally confirming that the disclosure regarding borrowing will be included at the end of the section rather than as part of Fundamental Investment Restriction No. 3.

8.	Staff Comment: With respect to fundamental investment restriction No. 10 regarding illiquid securities, please add the phrase “at the time of purchase.”

Response: The Trust responds by adding the requested disclosure to the narrative at the end of the fundamental investment restrictions section.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

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